Exhibit 99.1

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	As of
	March 31, 2021	September 30, 2020
ASSETS
CURRENT ASSETS
Cash	$1,040,607	$53,106
Accounts receivable, net	8,869,747	5,771,008
Inventories, net	1,446,516	1,016,442
Advance to suppliers, net	1,894,359	3,491,145
Deferred initial public offering costs	984,162	510,079
Prepaid expenses and other current assets	106,786	7,434
TOTAL CURRENT ASSETS	14,342,177	10,840,214

Property, plant and equipment, net	14,590,470	14,171,963
Intangible assets, net	144,126	140,993
Right-of-use lease assets, net	229,532
Deferred tax assets, net	37,032	49,059
TOTAL ASSETS	$29,343,337	$25,202,229

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans	$1,823,215	$1,289,081
Current portion of long-term loans	2,318,528	1,227,346
Third party loans	-	690,327
Accounts payable	577,311	1,288,629
Due to related parties	1,019,128	2,322,990
Taxes payable	5,688,786	4,402,625
Accrued expenses and other current liabilities	1,275,936	442,582
Finance lease liabilities, current	148,983	33,389
Operating lease liability, current	57,051
TOTAL CURRENT LIABILITIES	$12,908,938	$11,696,969
Long-term loans	2,106,180	2,482,251
Finance lease liabilities, noncurrent	110,499	-
Operating lease liability, noncurrent	176,701	-
TOTAL LIABILITIES	15,302,318	14,179,220

COMMITMENTS AND CONTINGENCIES EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 5,800,000 shares issued and outstanding as of March 31, 2021 and September 30, 2020 *	$580	$580
Additional paid in capital	5,567,873	5,251,205
Statutory reserve	579,922	579,922
Retained earnings	7,384,071	5,072,672
Accumulated other comprehensive income (loss)	15,421	(388,102)
TOTAL BON NATURAL LIFE LIMITED SHAREHOLDERS’ EQUITY	13,547,867	10,516,277
Non-controlling interest	493,152	506,732
Total equity	14,041,019	11,023,009
TOTAL LIABILITIES AND EQUITY	$29,343,337	$25,202,229

*Retrospectively restated for effect of 1-for-3 shares reverse split, see Note 14.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the six months ended March 31,
	2021	2020

REVENUE	$11,698,830	$7,149,785
COST OF REVENUE	(8,325,148)	(4,597,617)
GROSS PROFIT	3,373,682	2,552,168

OPERATING EXPENSES
Selling expenses	(52,666)	(59,765)
General and administrative expenses	(679,635)	(811,799)
Research and development expenses	(106,998)	(128,481)
Total operating expenses	(839,299)	(1,000,045)

INCOME FROM OPERATIONS	2,534,383	1,552,123

OTHER INCOME (EXPENSES)
Interest income	294	451
Interest expense	(197,168)	(172,913)
Unrealized foreign transaction exchange gain (loss)	(65,691)	(4,300)
Government subsidies	446,910	332,418
Other income	41,548	136,482
Total other income (expenses)	225,893	292,138

INCOME BEFORE INCOME TAX PROVISION	2,760,276	1,844,261

INCOME TAX PROVISION	(465,077)	(249,766)

NET INCOME	2,295,199	1,594,495
Less: net income (loss) attributable to non-controlling interest	(16,200)	61,317
NET INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	2,311,399	1,533,178

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation adjustment	406,143	32,468
TOTAL COMPREHENSIVE INCOME	2,701,342	1,626,963
Less: comprehensive income (loss) attributable to non-controlling interest	(13,580)	59,939
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$2,714,922	$1,567,024

EARNINGS PER SHARE
Basic and diluted	$0.40	$0.30

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted*	5,800,000	5,166,667

* Retrospectively restated for effect of reverse split.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2021 AND 2020

(UNAUDITED)

	Common shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares*	Amount	capital	reserve	earnings	loss	equity	interest	equity

Balance at September 30, 2019	5,166,667	$517	$5,040,156	$257,409	$2,368,512	$(828,243)	$6,838,351	$424,995	$7,263,346
Net income (loss)	-	-	-	-	1,533,178	-	1,533,178	61,317	1,594,495
Foreign currency translation adjustment	-	-	-	-	-	33,846	33,846	(1,378)	32,468

Balance at March 31, 2020	5,166,667	$517	$5,040,156	$257,409	$3,901,690	$(794,397)	$8,405,375	$484,934	$8,890,309

Balance at September 30, 2020	5,800,000	$580	$5,251,205	$579,922	$5,072,672	$(388,102)	$10,516,277	$506,732	$11,023,009
Net income (loss)	-	-	-	-	2,311,399	-	2,311,399	(16,200)	2,295,199
Amortization of share-based compensation	-	-	316,668	-	-	-	316,668	-	316,668
Foreign currency translation adjustment	-	-	-	-	-	403,523	403,523	2,620	406,143

Balance at March 31, 2021	5,800,000	$580	$5,567,873	$579,922	$7,384,071	$15,421	$13,547,867	$493,152	$14,041,019

* Retrospectively restated for effect of 1-for-3 shares reverse split, see Note 14.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended March 31,
	2021	2020

Cash flows from operating activities
Net income	$2,295,199	$1,594,495
Adjustments to reconcile net income to cash provided by operating activities
Allowance for doubtful accounts	6,323	23,316
Depreciation and amortization	117,888	134,457
Deferred income tax	13,879	(19,459)
Amortization of operating lease right-of-use assets	26,195	-
Unrealized foreign currency exchange loss	65,691	4,300
Changes in operating assets and liabilities:
Accounts receivable	(2,898,493)	(410,656)
Inventories	(391,958)	482,914
Advance to suppliers	1,738,442	(1,787,999)
Prepaid expenses and other current assets	(99,108)	17,251
Accounts payable	(760,103)	(809,818)
Operating lease liabilities	(21,975)	-
Taxes payable	1,120,847	905,514
Accrued expenses and other current liabilities	786,942	412,845
Net cash provided by operating activities	1,999,769	547,160

Cash flows from investing activities
Purchase of property and equipment	(715)	(26,957)
Capital expenditures on construction-in-progress	-	(403,911)
Net cash used in investing activities	(715)	(430,868)

Cash flows from financing activities
Proceeds from short-term loans	943,517	601,833
Proceeds from long-term loans	685,067	41,001
Repayment of short-term loans	(457,729)	(1,211,475)
Repayment of long-term loans	(109,382)	-
Proceeds from (repayment of) borrowings from related parties	(1,391,813)	393,367
Proceeds from (repayment of) third party loans	(716,574)	76,797
Principal payment from (repayment of) finance lease	254,970	(195,863)
Payment for deferred initial public offering costs	(155,557)	(42,705)
Net cash used in financing activities	(947,501)	(337,045)

Effect of changes of foreign exchange rates on cash	(64,052)	15,605
Net increase (decrease) in cash	987,501	(205,148)
Cash, beginning of year	53,106	293,771
Cash, end of year	$1,040,607	$88,623

Supplemental disclosure of cash flow information
Cash paid for interest expense	$215,268	$172,913
Cash paid for income tax	$1,424	$-
Supplemental disclosure of non-cash investing and financing activities
Amortization of share-based compensation for initial public offering services	$316,668	$-
Right-of-use assets obtained in exchange for operating lease obligations	255,811	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Business

Bon Natural Life Limited (“Bon Natural” or the “Company”), through its wholly-owned subsidiaries and entities controlled through contractual arrangements, is engaged in the research and development, manufacturing and sales of functional active ingredients extracted from natural herb plants which are widely used by manufacturer customers in the functional food, personal care, cosmetic and pharmaceutical industries. The Company sells its products to customers located in both Chinese and international markets.

Organizations

Bon Natural Life Limited was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on December 11, 2019.

Bon Natural owns 100% equity interest of Tea Essence Limited (“Tea Essence”), an entity incorporated on January 9, 2020 in accordance with the laws and regulations in Hong Kong.

Xi’an Cell and Molecule Information Technology Limited. (“Xi’an CMIT”) was formed on April 9, 2020, as a Wholly Foreign-Owned Enterprise (“WOFE”) in the People’s Republic of China (“PRC”).

Bon Natural, Tea Essence and Xi’an CMIT are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the reorganization described below, Mr. Yongwei Hu, the chairman of the board of directors and the chief executive officer of the Company, was the controlling shareholder of Xi’an App-Chem Bio(Tech) Co., Ltd. (“Xi’an App-Chem”), an entity incorporated on April 23, 2006 in accordance with PRC laws. Xi’an App-Chem owns 100% of the equity interests of the following subsidiaries: (1) Shaanxi App-Chem Health Industry Co., Ltd. (“App-Chem Health”) was incorporated on April 17, 2006 in Tongchuan City in accordance with PRC laws; (2), Shaanxi App-Chem Ag-tech Co., Ltd (“App-Chem Ag-tech”) was incorporated on April 19, 2013 in Dali County, Shaanxi Province in accordance with PRC laws; (3) Xi’an Yanhuang TCM Medical Research & Development Co., Ltd (“Xi’an YH”) was incorporated on September 15, 2009 in Xi’an City in accordance with PRC laws; (4) Balikun Tianmei Bio(Tech) Co., Ltd. (“Balikun”) was incorporated on December 16, 2016 in Balikun City in accordance with PRC laws; (5) App-Chem Bio (Tech) (Guangzhou) Co., Ltd. (“App-Chem Guangzhou”) was incorporated on April 27, 2018 in Guangzhou City in accordance with PRC laws and (6) Tongchuan Dietary Therapy Health Technology Co., Ltd. (“Tongchuan DT”) was incorporated on May 22, 2017 in Tongchuan City in accordance with PRC laws.

In addition, Xi’an App-Chem also owns majority of the equity interest in the following two entities: Xi’an Dietary Therapy Medical Technology Co., Ltd (“Xi’an DT”) was incorporated on April 24, 2015 in accordance with PRC laws, with 75% equity ownership interest owned by Xi’an App-Chem; Tianjin Yonghexiang Bio(Tech) Co., Ltd. (“Tianjin YHX”) was incorporated on September 16, 2019 in accordance with PRC laws, with 51% equity ownership interest owned by Xi’an App-Chem. On March 11, 2020, Xi’an App-Chem established a new 100% controlled subsidiary, Gansu Baimeikang Bioengineering Co., Ltd. (“Gansu BMK”). The above-listed entities are collectively referred to as the “Bon Operating Companies” below.

Reorganization

A reorganization of our legal structure (“Reorganization”) was completed on May 28, 2020. The reorganization involved the incorporation of Bon Natural Life, Tea Essence and Xi’an CMIT, and entering into certain contractual arrangements between Xi’an CMIT, the shareholders of Bon Operating Companies and the Bon Operating Companies.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Consequently, the Company became the ultimate holding company of Tea Essence, Xi’an CMIT and Bon Operating Companies.

On May 28, 2020, Xi’an CMIT entered into a series of contractual arrangements with the shareholders of the Bon Operating Companies. These agreements include, Exclusive Service Agreement, Share Pledge Agreement, Proxy Agreement, Exclusive Option Agreement, Powers of Attorney, Spousal Consent Letter, and Loan Agreement intended to guarantee the exercise of the Exclusive Option Agreements and Spouse Consents (collectively the “VIE Agreements”). Pursuant to the VIE Agreements, Xi’an CMIT has the exclusive right to provide to the Bon Operating Companies consulting services related to business operations including technical and management consulting services. The VIE Agreements are designed to provide Xi’an CMIT with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of each of the Bon Operating Companies, including absolute control rights and the rights to the assets, property, and revenue of each of the Bon Operating Companies. As a result of our direct ownership in Xi’an CMIT and the VIE Agreements, we believe that the Bon Operating Companies should be treated as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and we are regarded as the primary beneficiary of our VIEs. We treat our VIEs as our consolidated entities under U.S. GAAP. The Company, together with its wholly owned subsidiaries and its VIEs, is effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company, its subsidiaries, and its VIEs has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Upon the completion of the Reorganization, the Company has subsidiaries in countries and jurisdictions in the PRC and Hong Kong. Details of the subsidiaries of the Company as of March 31, 2021 were set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Bon Natural Life	December 11, 2019	Cayman Islands	Parent, 100%	Investment holding

Tea Essence	January 9, 2020	Hong Kong	100%	Investment holding

Xi’an CMIT	April 9, 2020	Xi’an City, PRC	100%	WOFE, Investment holding
VIE of the Company:
Xi’an App- Chem Bio (Tech)	April 23, 2006	Xi’an City, PRC	VIE	General administration and sales of the Company’s products to customers
Bon Operating Companies (owned by VIE)
App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by VIE	Product manufacturing
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by VIE	Registered owner of land with an area of 12,904 square meters, no other business activities
Xi’an YH	September 15, 2009	Xi’an City, PRC	100% owned by VIE	Research and development of product
Balikun	December 16, 2016	Balikun City, PRC	100% owned by VIE	No active business operation
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by VIE	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	100% owned by VIE	Product manufacturing
Gansu BMK	March 11, 2020	Jiuquan City, PRC	100% owned by VIE	Raw material purchase
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by VIE	Research and development of product
Tianjin YHX	September 16, 2019	Tianjin City, PRC	51% owned by VIE	Raw material purchase

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The VIE contractual arrangements

The Company’s main operating entities, Xi’an App-Chem, and Shaanxi App-Chem Health (or the “Bon Operating Companies” as referred above), are controlled through contractual arrangements in lieu of direct equity ownership by the Company.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Xi’an CMIT is deemed to have a controlling financial interest in and be the primary beneficiary of the Bon Operating Companies because it has both of the following characteristics:

●	The power to direct activities of the Bon Operating Companies that most significantly impact such entities’ economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from, the Bon Operating Companies that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the Bon Operating Companies shall pay service fees equal to all of their net profit after tax payments to Xi’an CMIT. At the same time, Xi’an CMIT is obligated to absorb all of their losses. Such contractual arrangements are designed so that the operations of the Bon Operating Companies are solely for the benefit of Xi’an CMTI and ultimately, the Company.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with its VIE and the shareholders of its VIE are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The Company’s ability to conduct its financial service businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE and VIE’s subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and their shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and its VIE. The Company, Tea Essence and Xi’an CMIT are essentially holding companies and do not have active operations as of March 31, 2021 and September 30, 2020. As a result, total assets and liabilities presented on the unaudited condensed consolidated balance sheets and revenue, expenses, and net income presented on the unaudited condensed consolidated statement of comprehensive income as well as the cash flows from operating, investing and financing activities presented on the unaudited condensed consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s VIE and VIE’s subsidiaries. The Company has not provided any financial support to the VIE in the six-months ended March 31, 2021 and 2020. The following financial statement amounts and balances of the VIE were included in the accompanying unaudited condensed consolidated financial statements after elimination of intercompany transactions and balances:

	March 31, 2021	September 30, 2020
	(Unaudited)
Current assets	$14,342,177	$10,840,214
Non-current assets	15,001,160	14,362,015
Total assets	$29,343,337	$25,202,229
Current liabilities	$12,908,938	$11,696,969
Non-current liabilities	2,393,380	2,482,251
Total liabilities	$15,302,318	$14,179,220

	For the six months ended March 31,
	2021	2020
	(Unaudited)	(Unaudited)
Revenue	$11,698,830	$7,149,785
Net income	$2,295,199	$1,594,495

	For the six months ended March 31,
	2021	2020
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$1,999,769	$547,160
Net cash used in investing activities	$(715)	$(430,868)
Net cash used in financing activities	$(947,501)	$(337,045)

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes thereto for the year ended September 30, 2020 included in the Company’s Registration Statement Form F-1. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary to make the financial statements not misleading have been included. Operating results for the interim period ended March 31, 2021 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2021.

Non-controlling interests

Non-controlling interests represent minority shareholders’ 25% ownership interest in Xi’an DT and a minority shareholder’s 49% ownership interest in Tianjin YHX as of March 31, 2021 and September 30, 2020. The non-controlling interests are presented in the unaudited condensed consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the unaudited condensed consolidated statements of income and comprehensive income as an allocation of the total income or loss for the six months ended March 31, 2021 and 2020 between non-controlling interest holders and the shareholders of the Company.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance for estimated uncollectible receivables, inventory valuations, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, fair value of stock-based compensation, revenue recognition and realization of deferred tax assets. The inputs into the Company’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from those estimates.

Risks and Uncertainties

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The development and commercialization of natural and healthy extracts and compounds products is highly competitive, and the industry currently is characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. The Company may face competition with respect to its current and future pharmaceutical product candidates from major pharmaceutical companies in China.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company’s operations may be further affected by the ongoing outbreak of COVID-19 pandemic. Although the Company resumed its operations since March 2, 2020 and the COVID-19 impact on the Company’s operating results and financial performance for the year ended September 30, 2020 and for the six months ended March 31, 2021 seems to be temporary, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disruption of the Company’s supply chain. The continued uncertainties associated with COVID 19 may cause the Company’s revenue and cash flows to underperform in the next 12 months. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the date the Company’s unaudited condensed consolidated financial statements for the six months ended March 31, 2021 are released.

Cash and cash equivalents

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the collection is not probable, $98,851 uncollectable account receivable was written-off in the six months ended March 31, 2021. Allowance for uncollectable balances amounted to $13,646 and $93,032 as of March 31, 2021 and September 30, 2020, respectively.

Advances to Suppliers, net

Advances to suppliers consist of balances paid to suppliers for inventory raw materials and construction materials associated with the Company’s construction-in-progress projects that have not been provided or received. Advances to suppliers are short-term in nature. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for unrealizable balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of March 31, 2021 and September 30, 2020, allowance for doubtful account amounted to $4,238 and $13,341, respectively.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. The Company recorded inventory reserve of $456,029 and $439,486 as of March 31, 2021 and September 30, 2020, respectively.

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Deferred initial public offering costs amounted to $984,162 and $501,079 as of March 31, 2021 and September 30, 2020, respectively.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, inventories, advance to suppliers, prepaid expenses and other current assets, accounts payable, short-term bank loans, accrued expenses and other current liabilities, taxes payable and due to related parties, approximate the fair value of the respective assets and liabilities as of March 31, 2021 and September 30, 2020 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of long-term loans approximates fair value at March 31, 2021 and September 30, 2020 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Buildings	20 years
Machinery and equipment	5–10 years
Automobiles	8 years
Office and electric equipment	3–5 years

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of income and other comprehensive income in other income or expenses.

Construction-in-Progress (“CIP”)

Construction-in-progress represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. Construction-in-progress is not depreciated. Upon completion and ready for intended use, construction-in-progress is reclassified to the appropriate category within property, plant and equipment.

Intangible assets, net

The Company’s intangible assets primarily include a land use right. A land use right in the PRC represents an exclusive right to occupy, use and develop a piece of land during the contractual term of the land use right. The cost of a land use right is usually paid in one lump sum at the date the right is granted. The prepayment usually covers the entire period of the land use right. The lump sum advance payment is capitalized and recorded as land use right and then charged to expense on a straight-line basis over the period of the right, which is normally 50 years.

Impairment of long-lived Assets

Long-lived assets, such as property, plant and equipment, land use rights and long-term investment, are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized as of March 31, 2021 and September 30, 2020.

Lease

On October 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”) using the modified retrospective basis and did not restate comparative periods as permitted under ASU 2018-11. ASC 842 requires that lessees recognize ROU assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows.

For operating leases, we calculated ROU assets and lease liabilities based on the present value of the remaining lease payments as of the date of adoption. There were no changes in our capital lease portfolio, which are now titled “finance leases” under ASC 842.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Upon the adoption of the new guidance on October 1, 2020, the Company recognized operating lease right of use assets and operating lease liabilities of approximately $0.2 million. The remaining balance of lease liabilities are presented within current portion of operating lease liabilities and the non-current portion of operating lease liabilities on the unaudited condensed consolidated balance sheets (see Note 13).

On October 6, 2018, the Company’s VIE, Xi’an App-Chem (the “Lessee”) entered into a capital lease agreement with Guian Hengxin Finance Lease (Shanghai) Ltd. (“the Lessor”) and sold part of its plant machines with carrying value of RMB 5 million (approximately $0.7 million) to the lessor and then leases them back from the lessor within two years. Pursuant to the terms of the contract, the Company is required to pay to the lessor monthly lease payment and interest, and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. Management deemed the arrangement as a finance lease (see Note 12).

Foreign Currency Translation

The functional currency for Bon Natural is the U.S Dollar (“US$”). Tea Essence uses Hong Kong dollar as its functional currency. However, Bon Natural, and Tea Essence currently only serve as the holding companies and did not have active operations as of the date of this report. The Company operates its business through its subsidiary and VIEs in the PRC as of March 31, 2021. The functional currency of the Company’s subsidiary and VIEs is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$.

Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2021	March 31, 2020	September 30, 2020
Period-end spot rate	US$1=RMB 6.5565	US$1=RMB 7.0896	US$1=RMB 6.8033
Average rate	US$1=RMB 6.5541	US$1=RMB 7.0120	US$1=RMB 7.0066

Revenue recognition

To determine revenue recognition for contracts with customers, the Company performs the following five steps : (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligations.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In accordance to ASC 606, the Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products to its customers, in which the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of the Company’s contracts have single performance obligation as the promise is to transfer the individual goods to customers, and there are no other separately identifiable promises in the contracts. The Company’s revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Company’s products are sold with no right of return and the Company does not provide other credits or sales incentive to customers. The Company’s sales are net of value added tax (“VAT”) and business tax and surcharges collected on behalf of tax authorities in respect of product sales.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of March 31, 2021 and September 30, 2020, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended March 31, 2021 and 2020 are disclosed in Note 17 of the unaudited condensed consolidation financial statements.

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization and depreciation to intangible assets and property, plant and equipment used in the research and development activities. For the six months ended March 31, 2021 and 2020, research and development expense were approximately $106,998 and $128,481, respectively.

Selling, General and Administrative Expenses

Selling expenses represents primarily costs of payroll, benefits, commissions for sales representatives and advertising expenses. General and administrative expenses represent primarily payroll and benefits costs for administrative employees, rent and operating costs of office premises, depreciation and amortization of office facilities, professional fees and other administrative expenses.

Advertising expense

Advertising expenses primarily relate to promotion of the Company’s brand name and products through outdoor billboards and social media such as Weibo and WeChat. Advertising expenses are included in selling expenses in the consolidated statements of income and comprehensive income. Advertising expenses amounted to $8,660 and $3,709 for the six months ended March 31, 2021 and 2020, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government subsidies

Government subsidies primarily relate to local government’s cash award to High and New Technology Enterprises (“HNTEs”) to encourage entrepreneurship and stimulate local economy. Such awards are granted on a case-by-case basis by local government. The Company’s VIE, Xi’an App-chem was approved as a HNTE and received government subsidy in the form of export sales refund and cash awards based on annual financial performance. The Company recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled $446,910 and $332,418 for the six months ended March 31, 2021 and 2020, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of March 31, 2021, the Company had income tax payable of approximately $1.3 million, primarily related to the unpaid income tax in China. The Company initially expected to settle the income tax liabilities in May 2021 when the Company filed its 2020 annual income tax return with local tax authority. However, due to limited cash on hand at the time of filing the 2020 annual tax return, the Company further negotiated with the local tax authority and obtained an approval from local tax authority to extend the income tax liability settlement date from May 2021 to December 2021 without interest and penalty during this extended time period. Accordingly, the Company now expects to fully settle the $1.3 million unpaid income tax liabilities with local tax authority by December 31, 2021.

The Company’s operating subsidiary and VIE in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the six months ended March 31, 2021 and 2020. As of March 31, 2021 and September 30, 2020, all of the Company’s tax returns of its PRC subsidiary, its VIE and VIE’s subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 1, 2018, VAT rate was lowered to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%), depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or recoverable net of VAT payments in the accompanying consolidated financial statements.

For export sales, VAT is not imposed on gross sales price, but the VAT related to purchasing raw materials is refunded after the export is completed.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As of March 31, 2021, the Company had large VAT tax payable of approximately $4.2 million, primarily related to the unpaid VAT tax in China. The Company initially expected to settle the unpaid VAT tax liabilities before September 30, 2021. However, in May 2021, the Company further negotiated with the local tax authority and obtained an approval notice from local tax authority to extend the settlement date from September 2021 to December 2021 without interest and penalty during this extended time period. Accordingly, the Company now expects to fully settle the $4.2 million unpaid VAT tax liabilities with local tax authority by December 31, 2021.

Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying unaudited condensed consolidated statements of income and comprehensive income amounted to $18,334 and $15,336 for the six months ended March 31, 2021 and 2020, respectively.

Share Based Compensation

On June 23, 2020, the Company entered into consulting service agreements with three third-party consultants (collectively the “Consultants”), pursuant to which, the Consultants will provide public listing related consulting services to the Company in connection with the Company’s intended IPO effort. The Company issued 633,333 of its ordinary shares to the Consultants in lieu of cash payment for such services. The 633,333 shares are valued at $633,333. Such service fee will be amortized over the service period from June 23, 2020 to June 22, 2021 (see Note 14).

The Company applied ASC 718 and related interpretations in accounting for measuring the cost of share-based compensation over the period during which the consultants are required to provide services in exchange for the issued shares. For the six months ended March 31, 2021, $316,668 share-based compensation expenses were recognized and capitalized as part of the deferred initial public offering costs, as the consultants’ services directly related to the Company’s intended IPO.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended March 31, 2021 and 2020, there were no dilutive shares.

Comprehensive income

Comprehensive income consist of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the unaudited condensed consolidated statements of income and comprehensive income.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Segment Reporting

The Company uses the management approach in determining reportable operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker for making operating decisions about the allocation of resources of the segment and the assessment of its performance in determining the Company’s reportable operating segments. Management has determined that the Company has one operating segment (See Note 17).

Recent Adopted Accounting Pronouncements

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures were adopted on a retrospective basis and the new disclosures were adopted on a prospective basis. The adoption of this guidance did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

On October 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”) using the modified retrospective basis and did not restate comparative periods as permitted under ASU 2018-11. ASC 842 requires that lessees recognize ROU assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. Upon the adoption of the new guidance on October 1, 2020, the Company recognized operating lease right of use assets and operating lease liabilities of approximately $0.2 million. There were no changes in the Company’s capital lease portfolio, which are now titled “finance leases” under ASC 842.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2020-02. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective October 1, 2023. The Company does not expect the adoption of the new guidance to have a significant impact on its consolidated financial statements.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, which is fiscal 2021 for us, with early adoption permitted. The Company does not expect the adoption of the new guidance to have a significant impact on its unaudited condensed consolidated financial statements.

NOTE 3— LIQUIDITY

As reflected in the Company’s unaudited condensed consolidated financial statements, the Company is currently constructing a new manufacturing plant. As of March 31, 2021, the Company had future minimum capital expenditure commitment on its construction-in-progress (“CIP”) project of approximately $0.7 million within the next twelve months. The Company also had large unpaid tax liabilities of approximately $5.7 million, which are expected to be settled with local tax authorities within one year. Furthermore, the ongoing outbreak of COVID-19 may continue to negatively impact the Company’s business operations. A resurgence could negatively affect the Company’s ability to fulfil customer sales orders and collect customer payments timely, or disrupt the Company’s supply chain. As a result, there is a possibility that the Company’s revenue and cash flows may underperform in the next 12 months.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. As of March 31, 2021, the Company had cash on hand of $1,040,607. The Company also had outstanding accounts receivable of approximately $8.9 million, of which approximately $8.7 million or 97.4% has been subsequently collected as of the date of this filing and the remaining balance is expected to be collected in August, 2021. Cash collection from accounts receivable, and the proceeds from the Company’s initial public offerings (“IPO”), including the proceeds from the sale of the over-allotment shares (see Note 18), are available for use as working capital, and are able to cover future minimum CIP expenditure of $0.7 million.

As of March 31, 2021, the Company had outstanding bank loans of approximately $6.2 million from several PRC banks (including short-term bank loans of approximately $1.8 million, current portion of long-term bank loans of approximately $2.3 million and long-term loan of $2.1 million). Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. From April 1 to July 31, 2021, the Company secured an aggregate of $0.5 million (RMB 3 million) loans with PRC banks and financial institutions as working capital loan (see Note 18). In addition to the current borrowings, from November 2020 to July 2021, the Company secured an aggregate of $9.0 million (RMB 59 million) lines of credit with PRC banks as working capital loan (including $2.3 million (RMB 15 million) line of credit with Huaxia Bank for one year, $2.0 million (RMB 13 million) line of credit with Bohai Bank for one year, $2.7 million (RMB 18 million) line of credit with Bank of China for one year and $2.0 million (RMB 13 million) line of credit with Qishang Bank for three years.) (see Note 9 and Note 18). As of the date of this filing, the Company had borrowed $1.2 million (RMB 8 million) out of these lines of credit and had the availability to borrow additional maximum loans of $7.8 million (RMB 51 million) under these lines of credit before December 2023.

On June 28, 2021, the Company closed its initial public offering (“IPO”) of 2,200,000 ordinary shares, par value US$0.0001 per share at a public offering price of $5.00 per share. On July 2, 2021, the underwriters exercised its over-allotment option to purchase an additional 330,000 shares. The Company received total net proceeds of approximately $11.3 million from closing its IPO.

The above mentioned $7.8 million unused line of credit and $11.3 million net proceeds received from the IPO may be able to cover $5.7 million unpaid tax liabilities and minimum capital expenditure on the CIP project within the next 12 months from the date of this filing. Furthermore, the Company’s controlling shareholder, Mr. Yongwei Hu, also made pledges to provide continuous financial support to the Company for at least next 12 months from the issuance of the Company’s unaudited condensed consolidated financial statements.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3— LIQUIDITY (continued)

Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date of this filing.

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	March 31, 2021	September 30, 2020
	(Unaudited)
Accounts receivable	$8,883,393	$5,864,040
Less: allowance for doubtful accounts	(13,646)	(93,032)
Accounts receivable, net	$8,869,747	$5,771,008

The Company’s accounts receivable primarily includes balance due from customers when the Company’s products are sold and delivered to customers.

Approximately $8.7 million or 97.4% of the net accounts receivable balance as of March 31, 2021 has been collected as of the date of this filing and the remaining balance is expected to be collected by August 2021. The following table summarizes the Company’s accounts receivable and subsequent collection by aging bucket:

Accounts Receivable by aging bucket	Balance as of March 31, 2021	Subsequent collection	% of subsequent collection
	(Unaudited)
Less than 3 months	$5,097,728	$4,887,155	95.9%
From 4 to 6 months	3,770,187	3,764,957	99.9%
From 7 to 9 months	1,836	-	0.0%
From 10 to 12 months	259	-	0.0%
Over 1 year	13,383	-	0.0%
Total gross accounts receivable	8,883,393	8,652,112	97.4%
Allowance for doubtful accounts	(13,646)	-
Accounts Receivable, net	$8,869,747	$8,652,112	97.4%

Allowance for doubtful accounts movement is as follows:

	March 31, 2021	September 30, 2020
	(Unaudited)
Beginning balance	$93,032	$73,386
Additions	15,951	15,569
Write-off uncollectible balance	(98,851)	-
Foreign currency translation adjustments	3,514	4,077
Ending balance	$13,646	$93,032

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – INVENTORIES, NET

Inventories, net, consist of the following:

	March 31, 2021	September 30, 2020
	(Unaudited)
Raw materials	$512,626	$246,383
Finished goods	1,389,919	1,209,545
Inventory valuation allowance	(456,029)	(439,486)
Total inventory, net	$1,446,516	$1,016,442

NOTE 6 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net, consist of the following:

	March 31, 2021	September 30, 2020
	(Unaudited)
Advances to suppliers for inventory raw materials	$1,898,597	$3,504,486
Less: allowance for doubtful accounts	(4,238)	(13,341)
Advances to suppliers, net	$1,894,359	$3,491,145

As of the date of this filing, approximately $1.8 million or 93.1% of advance to suppliers balances as of March 31, 2021 has been realized when the Company received the purchased inventory raw materials from suppliers, and the remaining balance is expected to be realized in August 2021.

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	March 31, 2021	September 30, 2020
	(Unaudited)
Buildings	$624,047	$601,408
Machinery, equipment and furniture	1,993,537	1,920,530
Motor Vehicles	181,709	175,117
Construction-in-progress (“CIP”) (1)	13,315,858	12,832,806
Subtotal	16,115,151	15,529,861
Less: accumulated depreciation	(1,524,681)	(1,357,898)
Property, plant and equipment, net	$14,590,470	$14,171,963

Depreciation expense was $122,814 and $132,424 for the six months ended March 31, 2021 and 2020, respectively.

(1)	Construction-in-progress (“CIP”) represents direct costs of construction incurred for the Company’s manufacturing facilities. On August 16, 2017, the Company’s VIE, Xi’an App-Chem Bio(Tech) Co.,Ltd. started to construct a new manufacturing plant in Tongchuan City (“Tongchuan Project”), Shaanxi Province, with total budget of RMB 95 million (approximately $14.5 million) for construction of the main body of the manufacturing plant, plant decoration and purchase of machinery and equipment.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET (continued)

As of March 31, 2021, the Company has spent approximately RMB 84.3 million (approximately $12.9 million) on the construction of the main body of the manufacturing plant and future minimum capital expenditure on this CIP project is estimated to be approximately $1.6 million), among which approximately $0.7 million is required for the next 12 months. The Company currently plans to support its ongoing CIP project construction through cash flows from operations, bank borrowings and proceeds received from the completion of the IPO (see Note 18). The construction of this new manufacturing facility is expected to be fully completed and put into production by March 2022.

The Company did not make additional capital expenditures on the CIP project during the six months ended March 31, 2021. As of March 31, 2021, future minimum capital expenditures on the Company’s CIP project are estimated as follows:

Twelve months ending March 31,	Capital Expenditure on CIP

2022	$686,342
2023	373,283
2024	-
2025	579,577
Total	$1,639,202

NOTE 8 – INTANGIBLE ASSET, NET

Intangible asset, net mainly consist of the following:

	March 31, 2021	September 30, 2020
	(Unaudited)
Land use rights	$200,439	$193,168
Less: accumulated amortization	(56,313)	(52,175)
Land use right, net	$144,126	$140,993

Amortization expense was $2,176 and $2,033 for the six months ended March 31, 2021 and 2020, respectively.

Estimated future amortization expense for intangible assets is as follows:

Twelve months ending March 31,	Amortization expense

2022	$4,351
2023	4,351
2024	4,351
2025	4,351
2026	4,351
Thereafter	122,371
$144,126

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9— DEBT

The Company borrowed from PRC banks, other financial institutions and third-parties as working capital funds. As of March 31, 2021 and September 30, 2020, the Company’s debt consisted of the following:

(a) Short-term loans:

		March 31, 2021	September 30, 2020
		(Unaudited)
Xi’an Guosen Micro-Credit Co., Ltd.	(1)	$305,041	$279,276
Xi ’an Xinchang Micro-lending Co. Ltd.	(2)	114,391	110,241
China Construction Bank	(3)	31,100	17,640
Bohai Bank	(4)	457,561	440,962
Huaxia Bank	(5)	457,561	440,962
Xi ’an Guoxu Investment Management Co. Ltd.	(6)	457,561	-
Total short-term loans		$1,823,215	$1,289,081

(1). On July 22, 2020, the Company’s VIE, Xi’an App-Chem, entered into a loan agreement with Xi’an Guosen Micro-Credit Co., Ltd, to borrow RMB 2.0 million (equivalent to US$279,276) as working capital for six months, with maturity date on January 21, 2021 and interest rate of 17% per annum. The loan was fully repaid upon maturity.

On March 3, 2021, the Company’s VIE, Xi’an App-Chem, entered into another loan agreement with Xi’an Guosen Micro-Credit Co., Ltd, to borrow RMB 2.0 million (equivalent to US$305,041) as working capital for six months, with maturity date on September 3, 2021 and interest rate of 15.4% per annum.

(2). On June 1, 2020, the Company’s VIE, Xi’an App-Chem, entered into a loan agreement with Xi’ an Xinchang Micro-lending Co. Ltd., to borrow RMB 750,002 (equivalent to US$110,241) as working capital for one year, with maturity date on May 31, 2021 and interest rate of 18.0% per annum. The loan was subsequently fully repaid upon maturity.

On November 4, 2020, the Company’s VIE, Xi’an App-Chem, entered into another loan agreement with Xi’ an Xinchang Micro-lending Co. Ltd., to borrow RMB 1.0 million (equivalent to US$152,502) as working capital for one year, with maturity date on November 3, 2021 and interest rate of 15.12% per annum. The Company repaid RMB 416,665 (equivalent to US$63,550) before March 31, 2021 and the outstanding loan balance as of March 31, 2021 was RMB 583,335 (equivalent to US$88,970).

(3). On January 19, 2020, Xi’an App-Chem’s subsidiary Tongchuan DT, entered into a loan agreement with China Construction Bank to borrow RMB 100,000 (equivalent to US$14,699) as working capital for one year, with maturity date on January 19, 2021 and interest rate of 5.0% per annum. The loan was fully repaid upon maturity.

On May 15, 2020, Tongchuan DT entered into another loan agreement with China Construction Bank to borrow RMB 20,000 (equivalent to US$3,051) as working capital for one year, with maturity date on May 15, 2021 and interest rate of 4.1% per annum. The loan was subsequently fully repaid upon maturity.

On January 12, 2021, Tongchuan DT entered into another loan agreement with China Construction Bank to borrow RMB 183,903 (equivalent to US$28,049) as working capital for one year, with maturity date on January 12, 2022 and interest rate of 3.85% per annum.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9— DEBT (continued)

(4). On May 22, 2020, the Company’s VIE, Xi’an App-Chem, obtained a line of credit approval from Bohai Bank for a maximum of RMB 13 million (approximately $2.0 million) loans as working capital for one year. On July 22, 2020, the Company borrowed RMB 3 million (equivalent to US$457,561) short-term loan out of this line of credit as working capital for one year, with interest rate of 5.4% per annum and maturity date on July 21, 2021. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, and a third-party Shannxi Jinma Financial Guarantee Co., Ltd. provided joint guarantee to this loan. The loan was subsequently fully repaid upon maturity. In July 2021, the Company repaid the Mach 31, 2021 loan balance upon maturity and at the same time renewed the line of credit of RMB 13 million (approximately $2.0 million) with Bohai Bank for additional one year (see Note 18). As of the date of this filing, the Company has not borrowed out of this new line of credit with Bohai Bank and has the availability to borrow out of this line of credit before July 15, 2022.

(5). On April 3, 2020, the Company’s VIE, Xi’an App-Chem, obtained a line of credit approval from Huaxia Bank for a maximum of RMB 15 million (approximately $2.3 million) loans, including RMB 3 million (approximately $0.5 million) loans as working capital for one year with fixed interest rate of 9% per annum and RMB 12 million (approximately $1.8 million) loans as working capital for three years with fixed interest rate of 6.6% per annum. From June 16, 2020 to June 29, 2020, the Company’s VIE, Xi’an App-Chem, entered into two loan agreements with Huaxia Bank to borrow total of a RMB 3 million (equivalent to US$457,561) as working capital for one year, with interest rate of 9.0% per annum and maturity date on April 16, 2021 and June 29, 2021, respectively. These loans were subsequently fully repaid upon maturity. In addition, on April 16, 2020, the Company borrowed additional RMB 2.0 million (equivalent to US$305,041) out of this line of credit as working capital for three years, with the interest rate of 6.6% per annum and maturity date on April 16, 2023. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms.Jing Liu, pledged their personal properties as collateral to safeguard the loans with Huaxia Bank. The Company repaid RMB 200,000 (equivalent to US$30,504) before March 31, 2021 and the outstanding loan balance as of March 31, 2021 was RMB 1.8 million (equivalent to US$274,537). In May 2021, the Company renewed the line of credit of RMB 15 million (approximately $2.3 million) with Huaxia Bank for one year (see Note 18). As of March 31, 2021, the Company had the availability to borrow additional approximately $1.5 million (RMB 10 million) from Huaxia Bank before May 7, 2022.

(6). On March 24, 2021, the Company’s VIE, Xi’an App-Chem, entered into a loan agreement Xi ’an Guoxu Investment Management Co. Ltd., to borrow RMB 3 million (equivalent to US$457,561) as working capital for six months, with maturity date on September 23, 2021 and interest rate of 13% per annum. Mr. Yongwei Hu and his wife Ms. Jing Liu provided joint guarantee to this loan.

(b) Long-term loans:

		March 31, 2021	September 30, 2020
		(Unaudited)
Xi’an Investment Holding Co., Ltd.	(7)	$2,242,050	$2,204,812
Xi’an High-Tech Emerging Industry Investment Fund Partnership	(8)	1,220,163	1,175,900
Webank Co., Ltd.	(9)	230,397	34,910
Huaxia Bank	(10)	274,537	293,975
Qishang Bank	(11)	457,561	-
Total		4,424,708	3,709,597
Less: current portion of long-term loans		(2,318,528)	(1,227,346)
Total long-term loans		$2,106,180	$2,482,251

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9— DEBT (continued)

(7) On February 14, 2017 and on December 13, 2017, the Company’s VIE, Xi’an App-Chem entered into loan agreements with third-party Xi’an Investment Holdings Co., Ltd. (the “Lender”), to borrow an aggregate of RMB 15.0 million (approximately $2.3 million) as working capital for three years, with interest rate ranging from 2% to 4% per annum. Among the total RMB 15.0 million loans, RMB 5.0 million (equivalent to US$0.8 million) matured on February 13, 2020 and RMB 10.0 million (approximately $1.5 million) matured on December 12, 2020. The Company did not make the loan repayment upon maturities. In accordance with a COVID-19 relief notice issued by local government, for RMB 5 million matured on February 13, 2020, the loan payment term has been extended to February 12, 2022, and for RMB 10 million matured on December 12, 2020, the payment term has been extended to December 12, 2022. Loan interest rates remain unchanged. As of March 31, 2021, RMB 5 million (equivalent to US$762,602) was reclassified as current portion of long-term loans. The Company’s controlling shareholder, Mr. Yongwei Hu, pledged his proportionate ownership interest in Xi’an App-chem and his personal bank savings as collateral to safeguard these loans.

(8) On June 26, 2017, the Company’s VIE, Xi’an App-Chem, entered into a loan agreement with third-party Xi’an High-tech Emerging Industries Investment Fund Partnership (the “Lender”) to borrow RMB 8.0 million (approximately $1.2 million) as working capital for three years, with maturity date on June 25, 2020 and an interest rate of 3.8% per annum. The Company’s controlling shareholder, Mr. Yongwei Hu, pledged his proportionate ownership interest in Xi’an App-chem as collateral to safeguard this loan. The loan matured on June 26, 2020 and not repaid on time due to COVID-19 impact. As of March 31, 2021, this loan was reclassified as current portion of long-term loans. The Company has negotiated with the Lender to extend the loan repayment date for additional 18 months to December 25, 2021 in accordance with a COVID-19 relief notice issued by local government, with interest rate increases to 4.75% from June 26, 2020 to June 25, 2021, and to 5.225% from June 26, 2021 to December 25, 2021.

(9) On January 19, 2020, the Company’s VIE, Xi’an App-Chem, entered into a loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 162,500 (equivalent to US$24,785) as working capital for 27 months, with maturity date on April 12, 2022 and interest rate of 18.0% per annum.

On October 22, 2020, the Company’s VIE, Xi’an App-Chem, entered into two loan agreements with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 443,333 (equivalent to US$67,617) and RMB 904,762 (equivalent to US$137,995) as working capital for two years, with maturity date on October 12, 2022 and interest rate of 14.4% per annum.

Loans from Shenzhen Qianhai WeBank Co., Ltd, in the amount of RMB 1,001,429 (equivalent to US$152,738) was reclassified as current portion of long-term loans as of March 31, 2021.

(10) As disclosed in (5) above, on April 16, 2020, the Company borrowed RMB 2.0 million (equivalent to US$305,041) out of a line of credit from Huaxia Bank as working capital for three years, with the interest rate of 6.6% per annum and maturity date on April 16, 2023. The Company repaid RMB 200,000 (equivalent to US$30,504) before March 31, 2021 and the outstanding loan balance as of March 31, 2021 was RMB 1.8 million (equivalent to US$274,537). According to the payment term, RMB 0.2 million (equivalent to US$30,504) is required to be repaid before March 21, 2022 and the remaining balance will be paid upon maturity. Accordingly, as of March 31, 2021, RMB 0.2 million (equivalent to US$30,504) was reclassified as current portion of long-term loans.

(11) On December 10, 2020, the Company’s VIE, Xi’an App-Chem, obtained an approval of line of credit from Qishang Bank Co., Ltd. (“Qishang Bank”) for a maximum of RMB 13 million (approximately $1.9 million) loans as working capital. On December 15, 2020, the Company borrowed RMB 3.0 million (equivalent to US$457,561) as working capital for three years, with maturity date on December 13, 2023 and interest rate of 6.65% per annum. The Company pledged certain free patent owned by the Company as collateral to safeguard this loan. In addition, the Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, also pledged their personal residence properties as collateral to safeguard this loan. According to the payment term, the Company is required to repay RMB 0.5 million (equivalent to US$76,260) on June 21, 2021 and December 21, 2021, respectively, with the remaining balance to be paid upon maturity. Accordingly, as of March 31, 2021, RMB 1.0 million (equivalent to US$152,520) was reclassified as current portion of long-term loans. As of the date of this filing, the Company had the availability to borrow additional approximately $1.5 million (RMB 10.0 million) from Qishang Bank before December 9, 2023.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9— DEBT (continued)

For the above-mentioned short-term and long-term loans from PRC banks and financial institutions, interest expense amounted to $181,447 and $172,913 for the six months ended March 31, 2021 and 2020, respectively.

In addition to the above mentioned short-term and long-term loans, on November 9, 2020, the Company’s VIE, Xi’an App-Chem, obtained an approval of line of credit from Bank of China for a maximum of RMB 18 million (approximately $2.7 million) loans as working capital for one year. The interest rate will be determined when the loan is released to the Company. As of the date of this filing, the Company has not borrowed out of the line of credit with Bank of China and has the availability to borrow out of this line of credit before November 8, 2021.

As of the date of this filing, the Company had the availability to borrow an aggregate of approximately $7.8 million (RMB 51 million) line of credit from the following financial institutions before December 2023:

Name of financial institution:	Amount

Huaxia Bank	$1,525,204
Qishang Bank	1,525,204
Bohai Bank	1,982,765
Bank of China	2,745,367
Total	$7,778,540

(c) Third party loans

		March 31, 2021	September 30, 2020
		(Unaudited)
Wei Wang	(12)	$-	$440,962
Shaanxi Keyi Technology Co. Ltd.	(12)	-	73,494
Biyun Xue	(12)	-	9,775
Xi ’an Kaimei Medical Technology Co., Ltd.	(12)	-	166,096
Total third-party loans		$-	$690,327

(12) During the Company’s normal course of business, the Company also borrows funds from several third-party individuals or third-party companies as working capital. These borrowings are short-term, interest free and payable on demand. As of September 30, 2020, loans payable to third-parties amounted to $690,327 which have been fully repaid in December 2020.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — RELATED PARTY TRANSACTIONS

(a) Due to related parties

	Related party relationship	March 31, 2021	September 30, 2020
		(Unaudited)
Shaanxi Meishengyuang Bio-Technoloy Co., Ltd	5.5% of shareholder of Xi’an App-chem	-	738,864
Wenhu Guo	Senior Management of the Company	367,571	368,145
Yongwei Hu	Chief Executive Officer and Controlling shareholder of the Company	613,122	1,208,337
Jing Liu	Wife of the controlling shareholder	35,080	4,410
Sheying Wang	Senior Management of the Company	3,355	3,234
Total due to related parties		$1,019,128	$2,322,990

As of March 31, 2021 and September 30, 2020, the balance of due to related parties was comprised of the Company’s borrowings from related parties and was used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

(b) Loan guarantee provided by related parties

In connection with the Company’s short-term and long-term loans borrowed from PRC banks and other financial institutions, the Company’s controlling shareholder, Mr. Yongwei Hu pledged his proportionate ownership interest in Xi’an App-chem, and his personal bank savings as collateral to safeguard the Company’s borrowings from the banks and financial institutions. Mr. Yongwei Hu and his wife Ms. Jing Liu also jointly pledged their personal residence property to guarantee the Company’s certain loans (see Note 9).

NOTE 11 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, Bon Natural Life Limited (“Bon Natural Life”) is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Tea Essence Limited (“Tea Essence”) is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Tea Essence did not generate any assessable profits derived from Hong Kong sources in the six months ended March 31, 2021 and 2020, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Under PRC CIT Law, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis by local government as preferential tax treatment to High and New Technology Enterprises (“HNTEs”).

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — TAXES (continued)

Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. The Company’s VIE, Xi’an App-Chem was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning October 18, 2017, which is valid for three years. In December 2020, Xi’an App-Chem successfully renewed its HNTE Certificate with local government and will continue to enjoy the reduced income tax rate of 15% for another three years by December 1, 2023.

CIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the six months ended March 31, 2021 and 2020 were reported at a blended reduced rate as a result of Xi’an App-chem being approved as a HNTE and enjoying a 15% reduced income tax rate, but subsidiaries of Xi’an App-chem are subject to a 25% income tax rate. The impact of the tax holidays noted above decreased foreign taxes by and $302,123 and $161,869 for the six months ended March 31, 2021 and 2020, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.05 and $0.03 for the six months ended March 31, 2021 and 2020, respectively.

The following table reconciles the China statutory rates to the Company’s effective tax rate for the six months ended March 31, 2021 and 2020:

	For the Six Months Ended March 31,
	2021	2020
	(Unaudited)	(Unaudited)
PRC statutory income tax rate	25.0%	25.0%
Effect of income tax holiday	(10.0)%	(10.0)%
Permanent difference	0.1%	0.0%
Research and development deduction	(0.3)%	(0.6)%
Change in valuation allowance	2.0%	(0.9)%
Effective tax rate	16.8%	13.5%

The components of the income tax provision (benefit) are as follows:

	For the Six Months Ended March 31,
	2021	2020
	(Unaudited)	(Unaudited)
Current tax provision:
Cayman Islands	$-	$-
Hong Kong	-	-
China	451,198	269,225
	451,198	269,225
Deferred tax provision (benefit):
Cayman Islands	-	-
Hong Kong	-	-
China	13,879	(19,459)
	13,879	(19,459)
Income tax provision	$465,077	$249,766

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets

The Company’s deferred tax assets are comprised of the following:

	March 31, 2021	September 30, 2020
	(Unaudited)
Deferred tax assets derived from allowance for doubtful accounts and net operating losses (“NOL”)	$412,809	$370,184
Less: valuation allowance	(375,777)	(321,125)
Deferred tax assets	$37,032	$49,059

The Company follows ASC 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income.

A valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. The Company has subsidiaries and VIE in the PRC, among which 7 entities, including Xi’an CMIT, App-Chem Ag-tech, App-Chem Guangzhou, Balikun, Tongchuan DT, Xi’an DT and Tianjin YHX, reported recurring operating losses since their inception and the chances for these subsidiaries and VIE that suffered recurring losses in prior period to become profitable in the foreseeable near future and to utilize their net operating loss carry forwards were remote. Accordingly, the Company provided valuation allowance of $375,777 and $321,125 for the deferred tax assets of these subsidiaries and VIE for the six months ended March 31, 2021 and 2020, respectively.

As of March 31,2021, all of the Company’s tax returns of its PRC subsidiary, its VIE and VIE’s subsidiaries remain open for statutory examination by PRC tax authorities.

(b) Taxes payable

Taxes payable consist of the following:

	March 31, 2021	September 30, 2020
	(Unaudited)
Income tax payable	$1,332,471	$850,834
Value added tax payable	4,223,819	3,463,146
Other taxes	132,496	88,645
Total taxes payable	$5,688,786	$4,402,625

As of March 31, 2021 and September 30, 2020, Company had accrued tax liabilities of approximately $5.7 million and $4.4 million, respectively, mostly related to the unpaid value added tax and income tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes are collected by local tax authorities, the local tax authority to the Company is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — TAXES (continued)

The Company initially expected to settle the unpaid income tax liabilities in May 2021 when the 2020 annual income tax return is to be filed with local tax authority, and settle the unpaid VAT tax liabilities before September 30, 2021. In May 2021, the Company re-negotiated with local tax authorities and submitted a settlement extension application in accordance with the notices issued by local government to encourage enterprises to conduct public offerings. For the unpaid income tax and VAT tax liabilities, the Company obtained an approval from local tax authority to extend the tax liability settlement date from May 2021 until to December 31, 2021. To the extent the Company is unable to settle its tax liabilities as scheduled, or interest and penalties on unpaid tax liabilities assessed by tax authorities greatly exceed management’s estimates, the Company’s financial condition and operating results may be negatively impacted. ..

NOTE 12 — FINANCE LEASE LIABILITIES

On December 25, 2020, the Company’s VIE, Xi’an App-Chem (the “Lessee”) entered into a sale and leaseback agreement with Taizhongyin Finance Lease (Suzhou) Ltd. (“the Lessor”) and sold part of its plant machines with carrying value of RMB 2 million (approximately $0.3 million) to the lessor and then leases them back from the lessor within two years. Pursuant to the terms of the contract, the Company is required to pay to the lessor monthly lease payment and interest, and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. Management accounted for the amount received as a finance lease liability. During the lease term, each minimum lease payment is allocated between a reduction of the obligation and interest expense to produce a constant periodic rate of interest on the remaining balance of the obligation. Total accumulated interest on the leased equipment is $30,307 as of March 31, 2021.

The maturities of the Company’s finance lease liabilities are as follows:

US$
Year ending March 31,
2022	$148,983
2023	110,499
Total	$259,482

NOTE 13 — OPERATING LEASE

The Company entered into following lease agreements to lease factory and office space. The Company intend to continue these leases for the next three years.

On January 1, 2020, the Company entered into a five-years lease agreement with an individual to rent a factory space of 1800 square meters at Dali County, PRC. The rental payment related to the lease were $11,443 and $5,348 for six months ended March 31, 2021 and 2020, respectively.

On June 30, 2020, the Company entered into a one-year lease agreement with Pioneering Park of Xi’an High-tech Zone to rent an office space of 807 square meters at Xi’an City, PRC. On June 3, 2021, the Company renewed the lease agreement with three years term from July 1, 2021 to June 30, 2024. The rental payment related to the lease were $21,102 and nil for six months ended March 31, 2021 and 2020, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — OPERATING LEASE (continued)

Balance sheet information related to the operating lease is as follows:

March 31, 2021
Operating lease assets:
Operating lease right of use assets	$229,532
Total operating lease assets	229,532

Operating lease obligations:
Current operating lease liabilities	57,051
Non-current operating lease liabilities	176,701
Total operating lease obligations	$233,752

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

March 31, 2021
Weighted-average remaining lease term	3.4 years

Weighted-average discount rate	4.75%

The following table summarizes the maturity of operating lease liabilities as of March 31, 2021:

12 months ending March 31,
2022	$66,825
2023	73,857
2024	80,888
2025	32,980
Total lease payments	254,550
Less: imputed interest	(20,798)
Total lease liabilities	$233,752

NOTE 14— SHAREHOLDERS’ EQUITY

Ordinary Shares

Bon Natural Life Limited (“Bon Natural Life”, or the “Company”) was incorporated under the laws of Cayman Islands on December 11, 2019. The authorized number of ordinary shares was 50,000,000 shares with par value of US$0.0001 and 15,500,000 shares were issued.

On June 17, 2020, the Company’s shareholders approved a reverse split of the outstanding ordinary shares at a ratio of 1-for-3 shares (the “Reverse Split”), which led to a redemption of 10,333,333 shares out of the 15,500,000 ordinary shares previously issued to existing shareholders. The Reverse Split did not change the authorized number of ordinary shares and only changed the issued and outstanding ordinary shares. The Reverse Split took effective on June 24, 2020. As a result of this reverse split, there were 5,166,667 shares issued and outstanding. The issuance of these 5,166,667 shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14— SHAREHOLDERS’ EQUITY (continued)

On June 23, 2020, the Company entered into consulting service agreements with three third-party consultants (collectively the “Consultants”), pursuant to which, the Consultants will provide public listing related consulting services to the Company in connection with the Company’s intended IPO effort. Such consulting services include but not limit to market research and feasibility study, business plan drafting, reorganization, pre-listing education and tutoring, reorganization, legal and audit firm recommendation and coordination, investor referral and pre-listing equity financing source identification and recommendations, and independent directors and audit committee candidate’s recommendation, etc. The Company issued 633,333 of its ordinary shares to the Consultants in lieu of cash payment for such services. The 633,333 shares are valued at $633,333. Such service fee is amortized over the service period from June 23, 2020 to June 22, 2021.

For the six months ended March 31, 2021, 316,668 ordinary shares have been vested and recognized as share-based compensation expense based on services rendered. As of March 31, 2021, $527,780 share-based compensation expense has been capitalized as part of deferred initial public offering costs because the services performed by the consultants directly related to the Company’s intended IPO.

As of March 31, 2021 and September 30, 2020, the Company had 5,800,000 shares of ordinary shares issued and outstanding.

Non-controlling interest

The Company’s VIE, Xi’an App-chem, owns majority of the equity interest in the following two entities: Xi’an Dietary Therapy Medical Technology Co., Ltd (“Xi’an DT”) and Tianjin Yonghexiang Bio(Tech) Co., Ltd. (“Tianjin YHX”) Non-controlling interests represent minority shareholders’ 25% ownership interests in Xi’an DT and 49% ownership interest in Tianjin YHX. The following table reconciles the non-controlling interest as of March 31, 2021 and September 30, 2020:

	Xi’an DT	Tianjin YHX	Total
As of September 30, 2020	$492,753	$13,979	$506,732
Net income attributable to non-controlling interest	(5,308)	(10,892)	(16,200)
Foreign currency translation adjustment	858	1,762	2,620
As of March 31, 2021	$488,303	$4,849	$493,152

Statutory reserve and restricted net assets

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary VIE and VIE’s subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14— SHAREHOLDERS’ EQUITY (continued)

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S GAAP differ from those in the statutory financial statements of the WFOE and VIE. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

In light of the foregoing restrictions, the Company’s WFOE Xi’an CMIT, VIE and VIE’s subsidiaries are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the WFOE, VIE and VIE’s subsidiaries from transferring funds to the Company in the form of dividends, loans and advances.

As of March 31, 2021 and September 30, 2020, the restricted amounts as determined pursuant to PRC statutory laws totaled $579,922, and total restricted net assets amounted to $6,148,375 and $5,831,707, respectively.

NOTE 15- CONCENTRATION

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. For the six months ended March 31, 2021 and 2020, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

As of March 31, 2021 and September 30, 2020, $1,038,967 and $49,668 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of March 31, 2021 and September 30, 2020, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries and VIEs located in the PRC.

The Company sells its products primarily through direct distributors in the People’s Republic of China (the “PRC”) and to some extent, the overseas customers in European countries, North America and Middle East. For the six months ended March 31, 2021, two customers accounted for 40.2% and 37.1% of the Company’s total revenue, respectively. For the six months ended March 31, 2020, three customers accounted for 28.6%, 16.4% and 15.9% of the Company’s total revenue, respectively.

As of March 31, 2021, two customers accounted for approximately 50.3% and 45.7% of the total accounts receivable balance, respectively. As of September 30, 2020, three customers accounted for approximately 43.7%, 25.8% and 10.4% of the total accounts receivable balance, respectively.

For the six months ended March 31, 2021, three suppliers accounted for approximately 27.6%, 16.0% and 15.9% of the total purchases, respectively. For the six months ended March 31, 2020, three suppliers accounted for approximately 47.4%, 14.8% and 11.3% of the total purchases, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 —COMMITMENTS AND CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended March 31, 2021 and 2020, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

The Company has an ongoing CIP project associated with the construction of a new manufacturing facility. As of March 31, 2021, future minimum capital expenditures on the Company’s CIP project amounted to approximately $1.6 million, among which approximately $0.7 million is required for the next 12 months from the date of this report (see Note 7).

NOTE 17— SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The Company’s conducts its business in China through its wholly-owned subsidiary and entities controlled through contractual arrangements. The Company’s VIE, Xi’an App-chem, is primarily engaged in the general administration and sales of the Company’s products. The VIE’s subsidiaries are engaged in the manufacturing, research and development and raw material purchase (see Note 1).

The Company develops, manufactures and sells products to customers located in both Chinese and international markets. The Company’s products have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, rather than by product types or geographic area; hence the Company has only one reporting segment.

Revenue by region

	For the six months ended March 31,
	2021	2020
	(Unaudited)	(Unaudited)
PRC	$10,735,624	$6,362,272
Overseas	963,206	787,513
Total revenue	$11,698,830	$7,149,785

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17— SEGMENT REPORTING (continued)

Revenue by product categories

The summary of our total revenues by product categories for the six months ended March 31, 2021 and 2020 was as follows:

	For the six months ended March 31,
	2021	2020
	(Unaudited)	(Unaudited)
Fragrance compounds	$5,957,386	$2,556,881
Health supplements (solid drinks)	4,671,082	1.065,535
Bioactive food ingredients	1,070,362	3,527,369
Total revenue	$11,698,830	$7,149,785

NOTE 18— SUBSEQUENT EVENTS

Bank Loans

From April 1, 2021 to July 31, 2021, the Company repaid total of $1.1 million (RMB 6.9 million) short-term loans to PRC banks upon maturity (see Note 9).

From April 1, 2021 to July 31, 2021, the Company secured an aggregate of $0.5 million (RMB 3 million) loans with PRC banks and financial institutions as working capital loan as detailed below:

On May 8, 2021, the Company’s VIE, Xi’an App-Chem, obtained an approval of line of credit from Huaxia Bank for a maximum of RMB 15 million (approximately $2.3 million) loans. From 14 May, 2021 to July 7, 2021, the Company’s VIE, Xi’an App-Chem, entered into two loan agreements with Huaxia Bank, to borrow total of RMB 3 million (approximately $0.5 million) as working capital for two years, with interest rate of 8.5% per annum and maturity date on May 14, 2021 and July 8, 2023, respectively. Mr. Yongwei Hu and his wife Ms. Jing Liu provided joint guarantee to this loan. As of the date of this report, the Company had the availability to borrow additional approximately $1.5 million (RMB10.0 million) from Huaxia Bank before May 7, 2022.

Initial Public Offering

On June 28, 2021, the Company closed its initial public offering (“IPO”) of 2,200,000 ordinary shares, par value US$0.0001 per share at a public offering price of $5.00 per share, and the Company’s ordinary shares started to trade on the Nasdaq Capital Market under the ticker symbol “BON” since June 24, 2021. On July 2, 2021, the underwriters exercised its over-allotment option to purchase an additional 330,000 shares, par value US$0.0001 per share at the price of $5.00 per share. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled $12.65 million, before deducting underwriting discounts and other related expenses, resulting in net proceeds of approximately $11.3 million.

Acquisition of Land Use Right for Construction of a New Manufacturing Facility

On May 10, 2021, the Company acquired a land use right of 8.2 acres at cost of $267,000, through a government organized auction bidding in Yumen City, Gansu Province of China. The Company has the right to use this land for 50 years until to May 9, 2071. The Company plans to construct a new manufacturing facility on this land. Total budget for construction of this new manufacturing plant is around $3.0 million. The Company expects to start the construction in August 2021 with estimated completion in June 2022.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and VIE exceeded 25% of the consolidated net assets of the Company, therefore, the unaudited condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and VIE shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and VIE in the form of loans, advances or cash dividends without the consent of a third party.

The unaudited condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIE” and the respective profit or loss as “Equity in earnings of subsidiaries and VIE” on the condensed statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the unaudited condensed consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of March 31, 2021 and September 30, 2020, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the unaudited condensed consolidated financial statements, if any.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	March 31, 2021	September 30, 2020
	(Unaudited)
ASSETS
Non-current assets
Investment in subsidiaries and VIE	$13,547,867	$10,516,277

Total assets	$13,547,867	$10,516,277

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 5,800,000 shares issued and outstanding as of March 31, 2021 and September 30, 2020 respectively	$580	$580
Additional paid-in capital	5,567,873	5,251,205
Retained earnings	7,963,993	5,652,594
Accumulated other comprehensive income (loss)	15,421	(388,102)
Total Bon Natural Life Limited shareholders’ equity	13,547,867	10,516,277

Total liabilities and Bon Natural Life Limited shareholders’ equity	$13,547,867	$10,516,277

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the six months ended March 31,
	2021	2020
	(Unaudited)	(Unaudited)
EQUITY IN EARNINGS OF SUBSIDIARIES AND VIE	$2,311,399	$1,533,178

NET INCOME	2,311,399	1,533,178
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	403,523	33,846
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$2,714,922	$1,567,024

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the six months ended March 31,
	2021	2020
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,311,399	$1,533,178
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiary and VIEs	(2,311,399)	(1,533,178)
Net cash used in operating activities	-	-

CHANGES IN CASH AND RESTRICTED CASH	-	-

CASH AND RESTRICTED CASH, beginning of period	-	-

CASH AND RESTRICTED CASH, end of period	$-	$-